MK

[redacted]

14045893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8- 66431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbridge Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Carlson Parkway, Suite 245
(No. and Street)

Minneapolis	MN	55447
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldfarb — (612) 376-7388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18/14

OATH OR AFFIRMATION

I, Steven Goldfarb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbridge Financial Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steve Goldfarb
Signature

Chief Executive Officer
Title

Amy M Thompson
Notary Public

AMY M THOMPSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1/31/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY

(A Limited Liability Company)
Minneapolis, Minnesota

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2013

BAKER TILLY

Candor. Insight. Results.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY

(A Limited Liability Company)
Minneapolis, Minnesota

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2013

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2013

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Woodbridge Financial Group, LLC and Subsidiary
Minneapolis, Minnesota

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Woodbridge Financial Group, LLC and Subsidiary (the "Company") as of December 31, 2013, and the related consolidated statements of operations, members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Financial Group, LLC and Subsidiary as of December 31, 2013and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 20, 2014

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS		
Cash	$	80,734
Prepaid expenses		2,279
Deposits		4,799
Property and equipment, net		16,296
TOTAL ASSETS	$	104,108
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	1,825
Deferred rent		5,300
Total liabilities		7,125
Members' equity		96,983
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	104,108

See accompanying notes to consolidated financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2013

REVENUES	
Transaction fees and consulting services	$ 841,812
EXPENSES	
Employee compensation, commissions and benefits	610,237
Occupancy	54,642
General and administrative	313,977
TOTAL EXPENSES	978,856
OPERATING LOSS	(137,044)
OTHER INCOME	
Interest income	25
TOTAL OTHER INCOME	25
NET LOSS	$ (137,019)

See accompanying notes to consolidated financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

For the Year Ended December 31, 2013

Balance, December 31, 2012	$	263,177
Capital contributions		117,749
Capital distributions		(146,924)
Net loss		(137,019)
Balance, December 31, 2013	$	96,983

See accompanying notes to consolidated financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Net loss	$ (137,019)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation expense	10,997
Changes in operating assets and liabilities:	
Accounts receivable	5,391
Prepaid expenses	760
Deposits	(90)
Accounts payable and accrued expenses	(78,605)
Deferred rent	(1,718)
NET CASH USED BY OPERATING ACTIVITIES	(200,284)
FINANCING ACTIVITY	
Member contributions	117,749
Member distributions	(146,924)
NET CASH USED BY FINANCING ACTIVITIES	(29,175)
NET CHANGE IN CASH	(229,459)
CASH, BEGINNING OF YEAR	310,193
CASH, END OF YEAR	$ 80,734

See accompanying notes to consolidated financial statements.

(1) Nature of business and significant accounting policies

Nature of business – Woodbridge Financial Group, LLC and subsidiary provides investment banking and financial advisory services to corporate clients. All members experience limited liability to the extent of their capital balance.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Woodbridge Financial Group, LLC and its wholly-owned subsidiary, Woodbridge Oil & Gas, LLC (collectively, the Company). Woodbridge Oil & Gas, LLC was created for the purpose of providing investment banking and financial advisory services to corporate clients specifically in the oil and gas industry. All significant intercompany accounts and transactions have been eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2013. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Depreciation and amortization – Property and equipment are recorded at cost. Depreciation and amortization are computed by accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Maintenance and repairs are expensed as incurred.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the consolidated financial statements.

Income taxes (continued) – With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's consolidated statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Property and equipment**

Property and equipment consisted of the following as of December 31, 2013:

Computers and equipment	$	32,195
Furniture and fixtures		44,768
Leasehold improvements		25,486
Total cost		102,449
Accumulated depreciation		86,153
Property and equipment, net	$	16,296

Depreciation expense charged to operations for the year ended December 31, 2013 was $10,997.

(3) **Leases**

The Company leases its office facility under a non-cancelable operating lease that expires on October 31, 2015. The Company is required to pay its pro rata share of real estate taxes, utilities, insurance, and maintenance of these facilities in addition to rent. Deferred rent is a result of three rent free months at the beginning of the lease. The deferred rent liability was $5,300 as of December 31, 2013. The future minimum rental payments required under the operating lease are as follows:

Years Ending December 31,		
2014		31,609
2015		26,801
Total	$	58,410

Total rental expense was $54,642 for the year ended December 31, 2013.

(4) **Retirement Plan**

The Company has a 401(k) plan (the Plan) offered to employees meeting certain eligibility requirements as defined in the Plan. The Plan allows employees to contribute a pre-defined portion of salary towards a retirement savings account and provides for an employer match contribution up to 4%. Employer contributions to the Plan were $3,263 for the year ended December 31, 2013.

(5) **Net Capital requirements**

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2013, the Company had net capital of $73,609 which was $68,609 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1 to 1 as of December 31, 2013.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2013 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

(6) Members' equity

The Company reserves the right to purchase the equity of the other members.

(7) **Subsequent Events**

The Company has evaluated subsequent events occurring through February 20, 2014, the date that the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the Company's consolidated financial statements.

SUPPLEMENTARY INFORMATION

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
SCHEDULE 1: COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total members' equity	$ 96,983
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	2,279
Deposit	4,799
Property and equipment, net	16,296
Non-allowable assets	23,374
Net capital before haircuts on securities positions	73,609
Haircuts on securities positions	-
Net capital	$ 73,609

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 7,125

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 68,609
Excess net capital at 1,000 percent	$ 72,896
Ratio: Aggregate indebtedness to net capital	0.10

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Governors
Woodbridge Financial Group, LLC and Subsidiary
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Woodbridge Financial Group, LLC and Subsidiary (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control exists* when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatements from occurring. We communicated this in writing to management and the Board of Governors on February 20, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 20, 2014